Cust²Mate A2Z

A2Z Cust2Mate Solutions Corp.

Investor Presentation

Nasdaq: AZ

www.cust2mate.com


WELCOME TO THE
SMART-CART
REVOLUTION

Forward Looking Statement & Risk Factors

All content, including text, graphics, images, and information, contained in or available through this presentation is for general information purposes only. Opinions and estimates offered constitute our judgment and are subject to change without notice, as are statements of financial market trends, which are based on current market conditions. We believe the information provided here is reliable, but we do not warrant its accuracy or completeness. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. The views and strategies described herein may not be suitable for all investors. This material has been prepared for informational purposes only, and it is not intended to provide, and should not be relied on for, accounting, legal, tax advice, or investment matters. Readers are advised and encouraged to consult their own professional advisers for confirmation of the facts and to seek contrary opinions.

A2Z Cust2Mate Solutions Corp. ("A2Z" or the "Company") cautions that certain statements in this presentation are forward-looking statements. All statements, other than statements of historical facts, contained in this presentation, including statements regarding the Company's future results of operations or financial condition, prospects, business strategy and plans, and objectives of management for future operations, the success of sales and marketing efforts, the extent of market acceptance for the Company's products and services, the Company's ability to develop and bring to market new or enhanced products, the Company's international ventures, and regulatory environment and continuing uncertainty in the global economic environment, are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "estimate," "continue," "projection", "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially," or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors. The forward-looking statements contained in this presentation speak only as of the date the statements are made and are based on information available to the company at that time and/or management's good faith. A2Z assume no obligation to update forward-looking statements to reflect actual performance or results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. Accordingly, investors should not put undue reliance on any forward-looking statements.

Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, those indicated in our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our annual report for the year ended December 31, 2024, and as supplemented by subsequent reports on Form 6-K, and including, but not limited to the following:

- Market Volatility: The value of investments in A2Z may fluctuate due to market conditions, including economic downturns, industry trends, and geopolitical events. Investors should be prepared for potential volatility in the stock price and the possibility of losses.
- Competitive Landscape: A2Z operates in a highly competitive market with numerous players offering similar products and services. Intense competition may impact the company's market share, pricing power, and profitability. Failure to effectively differentiate itself or respond to competitive pressures could negatively affect A2Z's financial performance.
- Technology and Innovation: A2Z's success relies on its ability to develop and maintain innovative technologies, products, and services. Rapid technological advancements, changing consumer preferences, or failure to adapt to emerging trends may render A2Z's offerings less attractive or obsolete, potentially impacting its competitive position and financial results.
- Regulatory and Legal Compliance: A2Z operates in a regulated environment and must comply with various laws, regulations, and industry standards. Non-compliance with these requirements, including data protection, privacy, and intellectual property laws, could lead to legal actions, fines, reputational damage, or disruption of business operations.
- Dependence on Key Customers: A2Z's revenue may be concentrated among a few key customers, making the company vulnerable to the loss of any significant customer relationship. Changes in customer preferences, business decisions, or financial instability of key customers could adversely impact A2Z's financial performance.
- Supply Chain and Manufacturing Risks: A2Z relies on third-party suppliers for components and manufacturing processes. Disruptions in the supply chain, such as delays, quality issues, or inability to secure necessary materials, could impact product availability, delivery schedules, and customer satisfaction.
- Intellectual Property Protection: A2Z's success depends on its ability to protect its intellectual property rights, including patents, trademarks, and trade secrets. Unauthorized use or infringement by competitors could harm A2Z's market position and competitiveness.

Forward Looking Statement & Risk Factors

- Financial Performance and Capital Requirements: A2Z's financial performance may fluctuate due to various factors, including changes in market demand, pricing pressures, operating costs, and macroeconomic conditions. Additionally, the company may require additional capital to fund research and development, expansion plans, or other strategic initiatives, which could dilute existing shareholders' interests.
- Cybersecurity and Data Privacy: A2Z collects and processes sensitive customer data, making it susceptible to cyber threats, data breaches, or unauthorized access. Failure to adequately protect customer information or comply with data protection regulations could result in financial losses, reputational damage, or legal liabilities.
- Macroeconomic Factors: A2Z's financial performance may be influenced by macroeconomic factors, such as inflation, interest rates, currency exchange rates, and global economic conditions. Economic downturns or adverse economic events could impact consumer spending, business investments, and demand for A2Z's products and services.

The Company files annual and other reports with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov.

Any discussion or forecast contained in this presentation regarding past or proposed outcomes is solely for illustrative purposes and should not be relied upon as a guarantee or indication of future outcomes, industry trends, financial performance, development, executional or growth performance. The actual results and trends may vary and are subject to a variety of factors, including market conditions, competition, regulatory changes, and other unforeseen circumstances. The forward-looking statements contained in this presentation are based on management's good faith and assumptions made at the time of the statement, and A2Z and Cust2Mate assume no obligation to update or revise any forward-looking statements, except as required by applicable securities laws. Investors are cautioned not to rely excessively on any forward-looking statements and should consult their own professional advisers for advice on the specific facts and circumstances of their investment decisions.

The Business and The Markets



A2Z Cust2Mate - Evolution of Our Core Businesses

Smart Cart Platform
Transforming Every Store into
a Connected Store

Retail Media Platform
Monetizing the Shopper Journey

Data & Insights
Turning In-Store Behavior into Business Intelligence

Large Fast-Growing Markets

$10B+ (CAGR ~27%)
Smart Cart Platform
Global Smart Shopping Carts Market 2030

$175B (CAGR of ~10%)
Retail Media Platform
Global Retail Media Advertising Spend 2025

$100B+ Additional profits expected from data/retail media monetization in 2030

$20.3B (CAGR of ~19%)
Data & Insights
Global Retail Data Monetization Platform Market 2033

Sources: Global Smart Shopping Cart Market. June 2024, 360i Research. | Global Retail Media Market 2025 = $170B (CAGR ~10%) World Advertising Research Center (WARC) and GroupM, Retail Media Ad Spending Forecast 2024 | Global Data and Retail Media Monetization = $100B+ McKinsey | The global Retail Data Monetization Platform market was valued at USD 4.8 billion and is projected to grow at a CAGR of 19.2% between 2025 and 2033, reaching an estimated USD 20.3 billion by 2033. by Growth Market Reports

Smart Cart Platform
Transforming Every Store into a Connected Store

Providing an AI-driven smart cart platform that turns traditional stores into a connected, data-powered retail environment, enhancing shopper experience and operational efficiency at scale.

Built for Scale
Designed to deploy at scale to maximize business and operational impact.

Modular Design
Retrofits existing shopping carts – no fleet replacement needed.

Seamless in-cart Checkout
Seamless in-cart payment with multilayer security and shrinkage mitigation.

Rich, All-in-One Platform
Combines hardware, software, UX, and services in one integrated ecosystem.

End-to-End Solution
From rollout to full ongoing support and analytics.

Smart Cart Platform
Subscription / Cart-as-a-Service

Business Model
Selling hardware, software and services to retail chains.

Revenue Model
Minimal upfront fee + recurring monthly subscription; Multi-year agreements.

Highlights

Subscription model
A minimal upfront + a monthly fee, per-cart.

Covers all:
Subscription covers hardware, software, updates, deployment and full support.

Recurring Revenue
Multi-year subscription ensures recurring revenue.

Professional Services add-ons
planning, supervision, optimization, software customization

Smart Cart Platform
Latest Purchase Orders and Agreements

Total Deal Amounts
>$110M

Total number of carts ordered
11,000

Deployments started
in 2025
and throughout 2026

Up to
250
smart carts
per store

Upfront payment +
monthly per-cart fees for
36-60 months

Geographies
Israel, Latin America

TRIXO

יוחננוף
סופרשוק לכולם

Retail Media Platform
Monetizing the Shopper Journey

Enabling retailers and brands to engage shoppers at the exact moment of decision through personalized media, promotions, and services - creating a new high-margin revenue stream.

Personalized Shopping Engagements
Turning every shopping journey into a personalized experience.

Dynamic Targeting
Driven by live shopper behavior, cart content, in-store location and more.

Closed-Loop Measurement
Every campaign fully attributed from impression to sale.

Multi-Layer Monetization
Revenue via CPM & CPC models and commissions per conversions.

Trusted by Leading Brands
Partnerships with LEGO, Toys “R” Us, and others*.

* Links to Press Releases on the agreements:
A2Z Cust2Mate Signs Toys "R" Us and The Red Pirate in Landmark Retail Media Deals
A2Z Cust2Mate Secures Additional Retail Media Milestone with Lego Adds Commission-Based Revenue Stream

Retail Media Platform
Revenue Share / Sales of Inventory

Business Model

- Retail Media Enablement – selling retail media activation capability to retail chains.
- Retail Media Network - selling media inventory on our Smart Carts to 3rd party advertisers.

Revenue Model

- Revenue Share from advertising/media income
- Recurring revenue from sales of media inventory

Highlights

Revenue Share with Retailers
a share of advertising income generated by the smart carts.

Retail Media Network
Revenue from advertisers/ brands via CPM, CPC, and commission-per-sale.

Long-Term Agreements
Multi-year contracts with guaranteed minimums and recurring income.

Add-Ons
Sponsored content, PL promotions, and 3rd party marketplace integrations

Data & Insights
Turning In-Store Behavior into Business Intelligence

Powering actionable insights for retailers, brands, and partners, based on rich, anonymized behavioral and transactional data, derived from the smart carts.

Real-Time Data Capture
Every cart session generates anonymized behavioral and transactional insights.

AI Analytics Engine
Converts raw data into actionable intelligence for store, pricing, promotion optimization and more.

Retailer Dashboards
BI tools deliver insights for decisions, campaign tuning, and benchmarking.

3rd Party Customers
Data and insights are valuable to many 3rd parties – CPG's, service providers, research companies and more.

Data-as-a-Service
Subscription and project-based access to aggregated, anonymized analytics.

Data & Insights Monetization
Data-as-a-Service

Business Model

Selling data, analytics and insights to retailers, CPG's, data houses, research companies, and more.

Revenue Model

Subscription and project-based access to anonymized, aggregated analytics and insights.

Highlights

AI & BI Subscriptions
Retailers and CPGs pay for access to dashboards, analytics, and insights.

Custom Analytics Projects
Tailored reports for specific planning and optimization needs.

Third-Party Partnerships
Data-driven collaborations with agencies, brands, and market researchers.

Retail Media Platform + Data & Insights
Latest Purchase Orders and Agreements

Exclusive rights to monetize all retail media, data & digital 3rd-party services on Cust2Mate's carts	Several deals with leading brands to advertise on our retail media inventory	Multi-year retail media campaigns across Cust2Mate's smart carts
Estimated number of impressions per month* **25,000** Per cart	Minimum **$1.2M** Guaranteed** revenue per year	Also, commissions per completed transaction;

* A2Z Cust2Mate Solutions (AZ) Secures Rights to Monetize Smart Cart Retail Media and Data
** A2Z Cust2Mate Signs Toys "R" Us and The Red Pirate in Landmark Retail Media Deals

Our Offering, Technology & Competition


Welcome to the smart cart revolution!

Smart Cart Platform

All-in-One platform with best-of-breed technologies.

Modular smart kit design.

Retrofitting existing fleets of carts.

A detachable smart panel.

Dedicated smart and efficient docking stations.

Large 13.3” touchscreen, friendly UI + scanner and camera

Digital real-estate for apps, service, promotions and content.

Multiple layers of security to protect against theft and errors.

On-cart payment.

Retail Media campaign management system.

360 management system.

AI-based system used for: fraud prevention, personalizing offers and data analytics / decision-making tools.

Open platform for simple 3rd party integrations



See our Smart Carts In Action

A Rich Set of Shoppers Features

- Multiple login options
- Real-time running totals
- Smart dynamic shopping lists
- Product search & locate
- Loyalty club integration
- Personalized offers, promotions and ads
- Rich product info
- Get-in-line/Queue management
- Coupons
- Multiple payment methods


WELCOME TO THE
SMART-CART
REVOLUTION

Many Benefits To Retailers

- Increase revenue and profit
- Engage shoppers on a personalized level
- Improve customer satisfaction & loyalty
- Influence shopper's decision at the point-of-purchase
- Enhance in-store operational efficiency, and redeploy labor
- Mitigate shrinkage
- Bring the online experience to the physical store
- Deliver unique data insights
- Drive new business models– retail media, data monetization, market-place



Our Smart Carts Bring Results

Serving
thousands of shoppers
every day, and scaling fast

A store can be retrofitted in
1 day

> 60%
repeatedly returning customers (shoppers)

Average basket size up-to
50%
bigger vs. regular carts & SCO

Smart Carts lead to an increase of
15% in purchases
per client and ...

Almost all cashier lines
can be removed

Average items per cart
43

Shoppers satisfied with
4.3 out of 5 rating

Retail Media Platform
Turning Every Cart Into a Connected Ad Channel

Real-Time Personalization
Ads, offers, and branded content adapt dynamically to shopper behavior, history, cart contents, and in-store location.

Closed-Loop Attribution
Every impression, interaction, and purchase is tracked – providing full visibility from exposure to conversion.

Omnichannel Integration
Links in-store media with digital campaigns, loyalty programs, and e-commerce initiatives.



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MINUTE MAID • BARQ'S • MR. PIBB
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12 cans
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ORIGINAL TASTE
12oz

Multi-Format Media Delivery
Supports static, video, animation, and interactive formats for brands, private labels, and retailers.

Smart Media Management System
Centralized platform for campaign creation, targeting, monitoring, and performance analytics.

Contextual Targeting Engine
AI-driven matching ensures the right message reaches the right shopper at the exact moment of decision

Data & Events Layer
Shopper behavior signals, Cart data, Location events, Loyalty & historical profile data, Impression/interaction logs, Purchase data

See our Retail Media in Action

AI, Data & Business Insights
Powering Intelligent Retail

Retailers | Brands | Partners

AI-Driven Insights Platform

Proprietary analytics tools convert in-store data into actionable intelligence for retailers, brands, and partners.

Personalized Shopping Experience

Real-time, generative AI personalization of offers, recommendations, and content — tailored to each shopper's behavior, cart, and journey.

Retail Media Optimization

AI models trigger context-aware promotions and advertisements at the right time and place, maximizing engagement and conversion.

Fraud & Shrinkage Prevention

Multi-sensor data fusion and AI-based anomaly detection prevent losses and identify suspicious behavior or scanning errors instantly.

Computer Vision Recognition

Advanced vision algorithms identify products, events, and changes in the cart for improved accuracy and security.

Operational & Store Optimization

Machine learning models analyze anonymized data to recommend store layout, pricing, and promotion improvements.

Listed Competitors

Limited competition in modular Smart Panel; Caper, Dash Cart, KBST exclusively provide full-cart solutions

Instacart / Caper



The Caper Carts are AI-powered smart shopping carts equipped with cameras, weight sensors, a touchscreen and built-in payment.

In 2021, Instacart purchased Caper, a smart-cart company with no sales, for $350M

Amazon / DashCart



The Dash Cart is a smart shopping trolley developed by Amazon that uses cameras, sensors, and a touchscreen.

Amazon recently announced a shift of focus from “pay and go” technology to their Smart Carts.

Shopic



The Shopic smart-cart is a small screen clip-on device, using computer vision to recognize items as they’re added or removed.

KBST


BIO

The KBST smart cart is a digitally-enabled shopping trolley. equipped with scanning, high-precision weighing, and camera technology that lets customers self-scan.

Listed Competitors

Limited competition in modular Smart Panel; Caper and Dash Cart exclusively provide full-cart solutions

	Cust²Mate	Instacart / Caper	Amazon / DashCart	Shopic	KBST
Significant Revenues from Sale of Carts	✓	✗	✗	✗	✗
Retrofits Existing Carts	✓	✗	✗	✓	✗
Detachable Control Panel	✓	✗	✗	✓	✗
Data Collection, Data Analytics & Retail Media (Smart Targeted Advertisement)	✓	✓	✓	✓	✗
Independent Smart Cart Solution Provider	✓	✗	✗	✓	✓
Light Weight Maneuverable	✓	✗	✗	✓	✓
Extra Large 13.3”Screen	✓	✗	✗	✗	✗
Security Scale	✓	✓	✓	✗	✓
On Cart payment and Credit Card PinPad	✓	✓	✗	✗	✗
Computer Vision + AI	✓	✓	✓	✓	✗
Handheld scanner	✓	✗	✗	✗	✓

The Company & Financials



A2Z Cust2Mate Solutions Corp - Overview

Publicly Traded Company

Publicly traded
NASDAQ (AZ)

Market Cap*
$224 million

Share Price*
$5.34

Average Daily Volume
396,100 / ~$2.2 million
(in last 3 months)

Outstanding Shares*
~42,827,662 common shares

Outstanding Warrants*
~2,420,037

Weighted Average Exercise Price of Warrants*
~$9.32

*** As of November 21st 2025**

Financially and Business Sound

Latest financing rounds

Raised $30 million*

in January 2025 via an underwritten public offering and a concurrent registered direct offering at $6.40/share.

Raised $45 million*

in September 2025 an oversubscribed equity financing round at $8.00/share, including institutional investors.

Shareholders' Equity

$71.3 million

(as of September 30, 2025)

Cash, cash equivalents, deposits and short-term investments

$70.4 million

(as of September 30, 2025)

Carts Deployed

~1500 smart carts

globally

Backlog of orders

11,000 smart carts

> $110 millions, value of PO's

* in gross proceeds, before deducting discounts, commissions and other offering related expenses

A2Z Cust2Mate Solutions Corp - Overview

Strong Global Team

# of Employees

60+

and growing fast

Team with

Retail DNA

Global team with hundreds years of accumulated retail, technology and operations experience

Multidisciplinary competences

Software, Hardware, Engineering, UX/UI, Operations, Supply Chain

and more

Offices

Canada, USA and Israel

Manufacturing at Scale

Dedicated manufacturing facilities at turnkey contract manufacturers.

Production capacity of hundred of thousands of units.

Streamline the production process and logistics.

Economies of scale, expertise and flexibility.

Lower per unit manufacturing costs.



A2Z
Welcome to A2Z's factory in China

Leadership Team



Bentsur Joseph
Chairman

- Serial entrepreneur with a strong track record in building and expanding successful corporations
- Former Chairman of Elad Hotels (Tshuva Group, one of Israel's largest corporations)
- Director at MARLAZ, a public holding company in industrial, real estate, communication, and hi-tech sectors
- Operations Manager at Comfy Interactive Movies, a leading publicly traded edutainment company



Gadi Graus
CEO

- Dynamic leader with 30+ years of multidisciplinary business expertise and global impact
- Extensive corporate and commercial experience, including international and cross-border practices
- Successfully supported Hi-Tech, industrial, and manufacturing firms from startup to multinational levels
- Advised Israeli and international private and public companies across diverse industries



Elkana Porag
Deputy CEO & CTO*

- Over 30 years of experience in technology and strategy consulting
- Held tech strategy, architecture, and CTO leadership roles in global organizations, Fortune 500 companies, and startups
- Renowned for delivering results, strong interpersonal skills, and navigating organizational dynamics effectively
- Expertise in innovating technologies & transforming them into competitive business advantages



Alan Rootenberg
CFO, Director

- Chartered Professional Accountant with extensive CFO experience in publicly traded companies on TSX, TSX Venture Exchange, OTCBB, and CSE
- Expertise spans mineral exploration, mining, technology, and cannabis industries
- Holds a Bachelor of Commerce from the University of the Witwatersrand, Johannesburg, South Africa
- Earned CPA designation in Ontario, Canada

* In Cust2Mate only

Leadership Team



Shahar Daka

Managing Director Israel*

- He has extensive experience in managing operations, organizational change, and leading innovation and technology processes in retail
- Served as Deputy CEO of the Super Sapir Group, led a transformation from a neighborhood retail chain to a large and advanced discount chain.
- Served as Deputy CEO at Algoreretail specializing in advanced retail technology
- Served as Vice President of Operations at the Yochananof chain, led the digital transformation



Yaniv Zukerman

CMO*

- A senior executive with 25+ years of experience global strategy, marketing and business dev.
- Co-founder and VP of Business Development at several retail tech start ups.
- Former VP of Global Marketing at NICE Systems and Comverse, specializing in branding, digital campaigns and innovation
- Served as Vice President at Shaldor, leading dozens of strategic consulting projects for leading international companies.



Fraser Neil

Chief Sales Officer*

- 25+ years of experience in sales, commercial management, and team leadership for leading international brands, specializing in B2B, SaaS, performance management.
- Served as Vice President of CPG for EMEA and Oceania at Trax Retail, leading sales and market share growth.
- Served for 18 years in senior management positions at McCurrach, leading strategic partnerships with Nestle, Unilever, Kimberly-Clark, and more.



Yaniv Levy

COO*

- 20+ years of management experience in operations and professional services in international organizations.
- Managed Dynamic Yield's client portfolio of global projects with clients in Europe and USA.
- He served as VP of Operations at Travel Booster by Galor, leading global teams with Fortune 500 companies.
- Held other senior management positions at Diskin Advanced Technologies, Tourico Holidays, and NCR Corporation,

* In Cust2Mate only

Selected Institutional Investors

- Wellington Management
- Shay Capital LLC
- Alyeska Investment Group L.P.
- Philadelphia Financial Management of San Francisco LLC
- Linmar Capital
- Superius Securities Group, Inc
- Garnet Equity Capital Holdings, Inc.
- Clal Insurance Enterprises Holdings Ltd.
- CIBC Private Wealth Group LLC
- Cable Car Capital LP

Philadelphia Financial Management of San Francisco, LLC

Capitalization

Cap Table (as of November 21, 2025)

Common Shares Outstanding	42,827,662
Warrants (WAEP: $9.32)	2,420,037
Stock Options (WAEP: $5.17)	2,485,670
RSUs (Employee Stock Grants)	430,000
Fully Diluted Shares Outstanding	**48,163,369**

→ **Approximately $75M raised in financings post December 31, 2024**

→ **Management & Insider Holdings: approximately 10.5% of Common Shares Outstanding**

→ **Management interests aligned with shareholders**

Balance Sheet ($ in millions) (as of September 30, 2025)

Cash and Cash Equivalents & short-term deposits	$70.4
Total Liabilities	$10.7(1)
Shareholders' Equity	$71.3

(1) Includes approximately $5M in non-cash warrant liability & $2M in non-cash lease liability

→ **Low debt and strong cash position**

→ **Access to ABL to finance continued commercial rollout**

→ **Well positioned for continued growth in 2026**

Cust²Mate A2Z

Fewer queues. Bigger baskets. Richer data. Connected channels. Happier shoppers.

Nasdaq: AZ

www.cust2mate.com

Contact us

MEDIA/PRESS CONTACT

A2Z Mediaroom

pr@a2zas.com

INVESTOR RELATIONS

John Gildea

VP of Corporate Communications

John@a2zas.com



WELCOME TO THE SMART-CART REVOLUTION